EX 16.1

           LETTER FROM AMERICAN AUDITORS, LLC TO JAMES SLAYTON, C.P.A.

American Auditors, LLC
410 Broadway, 2nd Floor
Laguna Beach, CA 92651

April 15, 2000

James E. Slayton, CPA
3867 W. Market Street
Suite 208
Akron, OH 44333

Re: Internet Culinary Corporation

Dear Mr. Slayton:

As you are aware, American Auditors, LLC agreed by written contract to provide working capital to Internet Culinary Corporation ["the Company"] in the amount of $750,000.00 CND and would provide additionally, a credit facility equal to $1,000,000.00 CND to finance the production of Amazin Raisins.

However, because to date, American Auditors, LLC has already provided loans to the Company totaling $330,565.00 as of March 31, 2000, it cannot continue to provide money to support the Company unless and until the Salter lawsuit is resolved.

American Auditors, LLC believes that it would be counter productive and not in its best interest to continue to support the Company's efforts while the lawsuit is pending and that lawsuit continues to sap the Company for money for attorneys and costs of suit while at the same time attempting to finance Amazin Raisins only to the Salter litigation make it impossible for American Auditors, LLC to expect repayment of the debt to it.

As soon as the lawsuit is resolved and the Company is no longer in jeopardy, you may be assured that American Auditors, LLC stands ready to meet its commitments.

Sincerely,

AMERICAN AUDITORS, LLC

By:  /S/ Mervyn Phelan
Mervyn Phelan, Managing Member